                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                         -----------------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                             (Amendment No. 2)/1/

                     Advanced Machine Vision Corporation
                               (Name of Issuer)

                      Class A Common Stock, No Par Value
                        (Title of Class of Securities)

                                   00753B104
                                (CUSIP Number)

                               Steven H. Shapiro
                                FMC Corporation
                            200 East Randolph Drive
                            Chicago, Illinois 60601
                                (312) 861-6783
                                With a copy to:

                                Thomas A. Cole
                                Sidley & Austin
                                Bank One Plaza
                           10 South Dearborn Street
                            Chicago, Illinois 60603
                                (312) 853-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 14, 2000
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------------------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 00753B104                13D                   PAGE 2 OF 9
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          FMC Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4        WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    2,789,342 (Constituting 1,191,060 shares of Class A
     NUMBER OF               Common Stock issuable upon conversion of Series B
                             Preferred Stock and 1,598,282 shares of Class A
      SHARES                 Common Stock issuable upon exercise of an Option)
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     8    -0-
     OWNED BY

       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        9      2,789,342 (Constituting 1,191,060 shares of Class A
                               Common Stock issuable upon conversion of Series B
      PERSON Preferred Stock and 1,598,282 shares of Class A Common Stock issuable upon exercise of an Option)
       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10   -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     2,789,342
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    17.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Amendment No. 2 (the "Amendment") to the Statement on Schedule 13D dated October 23, 1998 (as so amended, the "Statement"), is filed with the Securities and Exchange Commission on behalf of FMC Corporation, a Delaware corporation ("FMC") with respect to the Class A Common Stock, no par value per share (the "Class A Common Stock") of Advanced Machine Vision Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2067 Commerce Drive, Medford, Oregon 97504.

Item 2 is hereby amended by deleting the third paragraph and inserting the following in lieu thereof:

ITEM 2  IDENTITY AND BACKGROUND.

     The following sets forth as to each executive officer and director of FMC:
(a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; (d) whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (e) whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and (f) citizenship.

1.   (a)   Robert N. Burt -- executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Chairman of the Board and Chief Executive Officer of FMC
     (d)   No
     (e)   No
     (f)   United States of America

2.   (a)   Joseph H. Netherland -- executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   President of FMC
     (d)   No
     (e)   No
     (f)   United States of America

3.   (a)   William H. Schumann -- executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Senior Vice President and Chief Financial Officer
     (d)   No
     (e)   No
     (f)   United States of America

4.   (a)   William J. Kirby -- executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Senior Vice President and Vice President-Administration
     (d)   No
     (e)   No
     (f)   United States of America

5.   (a)   Tom P. Hester -- executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Senior Vice President, General Counsel and Corporate Secretary
     (d)   No
     (e)   No
     (f)   United States of America

6.   (a)   Charles H. Cannon, Jr. -- executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Vice President and Group Manager of FMC Food Tech, a division of FMC
     (d)   No
     (e)   No
     (f)   United States of America

7.   (a)   W. Kim Foster -- executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Vice President and General Manager-Agricultural Products Group of FMC
     (d)   No
     (e)   No
     (f)   United States of America

8.   (a)   Robert I. Harries -- executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Vice President and Group Manager-Chemical Products Group of FMC
     (d)   No
     (e)   No
     (f)   United States of America

9.   (a)   Peter D. Kinnear --  executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Vice President
     (d)   No
     (e)   No
     (f)   United States of America

10.  (a)   Stephanie Kushner -- executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Vice President and Treasurer of FMC
     (d)   No
     (e)   No
     (f)   United States of America

11.  (a)   Ronald D. Mambu -- executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Vice President and Controller of FMC
     (d)   No
     (e)   No
     (f)   United States of America

12.  (a)   James A. McClung -- executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Vice President-Worldwide Marketing of FMC
     (d)   No
     (e)   No
     (f)   United States of America

13.  (a)   William J. Wheeler -- executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Vice President of FMC
     (d)   No
     (e)   No
     (f)   United States of America

14.  (a)   William G. Walter -- executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Vice President and General Manager-Specialty Chemicals Group of FMC
     (d)   No
     (e)   No
     (f)   United States of America

15.    (a)  B.A. Bridgewater, Jr. -- director
       (b)  Brown Group, Inc., 8300 Maryland Avenue, St. Louis, MO  63105
       (c) Chairman of the Board, President and Chief Executive Officer of Brown Group, Inc., a diversified marketer and retailer of footwear, 8300 Maryland Avenue, St. Louis, MO 63105
       (d)  No
       (e)  No
       (f)  United States of America

16.    (a)  Paul L. Davies, Jr. -- director
       (b) Lakeside Corporation, 50 Fremont Street, Suite 3520, San Francisco, CA 94105
       (c) President of Lakeside Corporation, a real estate investment company, 50 Fremont Street, Suite 3520, San Francisco, CA 94105
       (d)  No
       (e)  No
       (f)  United States of America

17.    (a)  William F. Reilly -- director
       (b)  PRIMEDIA Inc., 745 Fifth Avenue, Fl. 23, New York, NY 10151
       (c) Chairman and Chief Executive Officer of PRIMEDIA Inc., a diversified media company, 745 Fifth Avenue, Fl. 23, New York, NY 10151
       (d)  No
       (e)  No
       (f)  United States of America

18.    (a)  James R. Thompson -- director
       (b)  Winston & Strawn, 35 West Wacker Drive, Chicago, Illinois  60601
       (c) Chairman, Chairman of the Executive Committee and Partner of Law firm of Winston & Strawn, 35 West Wacker Drive, Chicago, Illinois 60601
       (d)  No
       (e)  No
       (f)  United States of America

19.    (a)  Enrique Sosa -- director
       (b)  c/o FMC Corporation, 200 East Randolph Drive, Chicago, Illinois
            60601
       (c)  Retired
       (d)  No
       (e)  No
       (f)  United States of America

20.  (a)  Asbjorn Larsen -- director
     (b)  Saga Petroleum ASA, P.O. Box 1345 VIKA, N-O113 Oslo, Norway
     (c) Retired President and Chief Executive Officer of Saga Petroleum ASA, a petroleum company, P.O. Box 1345 VIKA, N-O113 Oslo, Norway
     (d)  No
     (e)  No
     (f)  Norway

21.  (a)  Edward J. Mooney -- director
     (b)  Nalco Chemical Company, One Nalco Center, Naperville, IL  60563-1198
     (c) Chairman and Chief Executive Officer of Nalco Chemical Company, a specialty chemicals company, One Nalco Center, Naperville, IL 60563-1198
     (d)  No
     (e)  No
     (f)  United States of America

22.  (a)  Patricia A. Buffler -- director
     (b) University of California at Berkeley, 140 Earl Warren Hall, Berkeley, CA 94720-7360
     (c) Dean and Professor of Epidemiology at the University of California, Berkeley School of Health, 140 Earl Warren Hall, Berkeley, CA 94720-7360
     (d)  No
     (e)  No
     (f)  United States of America

23.  (a)  Albert J. Costello -- director
     (b)  W.R. Grace & Co., 1750 Clint Moore Rd., Boca Raton, FL  33487
     (c) Chairman, President and Chief Executive Officer of W.R. Grace & Co., a supplier of flexible packaging and specialty chemicals, 1750 Clint Moore Rd., Boca Raton, FL 33487
     (d)  No
     (e)  No
     (f)  United States of America

24.  (a)  Clayton Yeutter -- director
     (b) Hogan & Hartson, L.L.P., Columbia Square, 555 Thirteenth Street NW, Washington, D.C. 20004-1109
     (c) Of Counsel, Law Firm of Hogan & Hartson L.L.P., Columbia Square, 555 Thirteenth Street NW, Washington, D.C. 20004-1109
     (d)  No
     (e)  No
     (f)  United States of America

Item 4 is hereby amended to add the following:

ITEM 4.  PURPOSE OF TRANSACTION.

     As previously reported, in connection with, and based upon FMC's most recent periodic review of its investment in the Issuer, on February 4, 2000 FMC made a proposal to the Board of Directors of the Issuer pursuant to which FMC would acquire control of, and the entire equity interest in, the Issuer, for cash in an amount equal to approximately $27 million in the aggregate or $1.75 per share of Class A Common Stock (including shares of Class A Common Stock issued upon conversion of the outstanding shares of the Issuer's Class B Common Stock, no par value per share).

     On February 14, 2000, FMC increased its proposal to $2.10 per share in cash. The Board of Directors of the Issuer allowed the FMC proposal to expire by its terms.

Item 7 is hereby amended to add the following:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 9 - Press Release, dated February 15, 2000.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2000                       FMC CORPORATION



                                            By:/s/ Charles H. Cannon, Jr.
                                               --------------------------
                                               Name:    Charles H. Cannon, Jr.
                                               Title:   Vice President